

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 1, 2009

<u>Via U.S. Mail</u>

Mr. Bruce Palmer
President
AccessKey IP, Inc.
8100 M4 Wyoming Blvd., NE
Albuquerque, NM 87113

> **Re: AccessKey IP, Inc.
>   Registration Statement on Form 10/A
>   Filed May 7, 2009 and Amended on August 21, 2009
>   File No. 000-53664**

Dear Mr. Palmer:

        We have completed our review of your Form 10/A and, at this time, have no further comments.

                                        Sincerely,

                                        /s/ Paul Fischer for
                                        Larry Spirgel
                                        Assistant Director

cc: <u>via facsimile to (949) 475-9087</u>
       Richard O. Weed, Esq.
       Weed & Co. LLP